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                             October 6, 2021

       Christina Jennings
       Executive Director
       Shared Capital Cooperative, Inc.
       2388 University Ave, Suite 300
       St. Paul, MN 55114

                                                        Re: Shared Capital
Cooperative, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed September 29,
2021
                                                            File No. 024-11665

       Dear Ms. Jennings:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

                                                        Please contact John
Stickel at 202-551-3324 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Finance
       cc:                                              Kim Arnone